      UNITED STATES OF AMERICA
                   Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY
NATIONAL FUEL GAS DISTRIBUTION CORPORATION
NATIONAL FUEL GAS SUPPLY CORPORATION
HORIZON ENERGY DEVELOPMENT, INC.
         AND ITS SUBSIDIARIES
HIGHLAND FOREST RESOURCES, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
SENECA INDEPENDENCE PIPELINE
      COMPANY (dissolved 2/24/04)
SENECA RESOURCES CORPORATION
     AND ITS SUBSIDIARIES
HORIZON LFG, INC. (FORMERLY UPSTATE ENERGY INC.)
NIAGARA INDEPENDENCE MARKETING
      COMPANY (dissolved 3/15/04)
NATIONAL FUEL RESOURCES, INC.
HORIZON POWER, INC.

File No. 70-10074
(Public Utility Holding Company Act of 1935)	FIFTH CERTIFICATE PURSUANT TO RULE 24

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Horizon Energy Development, Inc. ("Horizon Energy") and its subsidiaries, Highland Forest Resources, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), Seneca Independence Pipeline Company ("SIP"), Seneca Resources Corporation ("Seneca") and its subsidiaries, Horizon LFG, Inc. (formerly Upstate Energy Inc.) ("Horizon LFG"), Niagara Independence Marketing Company ("NIM"), National Fuel Resources, Inc. ("NFR") and Horizon Power, Inc. ("Power") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended ("Application-Declaration"), in SEC File No. 70-10074, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-27600, dated November 12, 2002) with respect thereto.

1. EXTERNAL FINANCING BY NATIONAL

a. Common Stock

        During the quarter ended March 31, 2004 (the "Quarter"), National issued the following shares of common stock through the following plans:

Name Of Plan	Number of Newly Issued Shares	Number of Shares Purchased in Open Market
Direct Stock Purchase and Dividend Reinvestment Plan	96,387	-0-
Tax Deferred Savings Plans (401(k))	71,775	53,100
Employee Stock Ownership Plan	-0-	9,814
1997 Award & Option Plan	38,018	-0-
1993 Award & Option Plan	163,202	-0-
1984 Stock Plan	-0-	-0-
1983 Incentive Stock Option Plan	-0-	-0-
Retainer Policy for Outside Directors	2,130	-0-
Total	371,512	62,914

Aggregate gross consideration received upon issuance of shares: $7,771,685.

        Other than as set forth above, National did not issue or sell any common stock during the Quarter. National did not issue any common stock as consideration in connection with any acquisition during the Quarter.

        During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock appreciation rights, stock options, restricted stock, performance units, performance shares or other common stock-based awards.

b. Preferred Securities

        National has no preferred securities outstanding.

c. Long-term Debt

        National did not issue any long-term debt during the Quarter.

        During the Quarter, National redeemed, at maturity, a $125,000,000 7.75% debenture that was originally issued in 1992. In addition, National redeemed $32,000 of 6.50% notes prior to their 2022 maturity, in accordance with the “death put” provisions in those notes.

d. Stock Purchase Contracts and Stock Purchase Units

        National did not issue any stock purchase contracts or stock purchase units during the Quarter.

e. Short-term Debt

(1) Short-term Notes

National issued short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the Quarter. The maximum amount of such notes outstanding at any time during the Quarter was $141,300,000.

(2) Commercial Paper

National sold commercial paper during the Quarter through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The maximum amount of commercial paper outstanding at any time during the Quarter was $87,600,000.

(3) Total Short-term Debt
The maximum aggregate amount of short-term debt securities of National outstanding at any time during the Quarter was $221,300,000.

2. FINANCING SUBSIDIARIES AND SPECIAL PURPOSE SUBSIDIARIES

        National did not organize any new Financing Subsidiaries or Special Purpose Subsidiaries during the Quarter. National’s Financing Subsidiaries and Special Purpose Subsidiaries are as follows:

	Seneca Player Corp.	3062782 Nova Scotia Co.	3062783 Nova Scotia Co.
Balance sheet account where investment and cost booked	fully consolidated into National	fully consolidated into National	fully consolidated into National
Form of organization	corporation	unlimited liability company	unlimited liability company
Percentage owned by National or a Nonutility Subsidiary	100%	100%	100%
Identification of other owners if not 100% owned	N/A	N/A	N/A
Purpose of investment in subsidiary	increase tax efficiencies	increase tax efficiencies	increase tax efficiencies
Securities authorized to be issued	1,000 shares of common stock	1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine	1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine

Information regarding National’s investments in these subsidiaries is filed confidentially pursuant to Rule 104(b).

3. FINANCING BY SUBSIDIARIES

        Distribution Corporation issued short-term debt securities through the system money pool (“Money Pool”) as set forth below under Section 4. The Nonutility Subsidiaries did not engage in financing transactions other than exempt transactions.

4. MONEY POOL

        During the Quarter, National coordinated the borrowing requirements of certain Subsidiaries through the money pool. For each participant in the Money Pool, the following table lists the maximum amount of borrowings through, and the maximum amount of investments made in, the Money Pool during the Quarter:

	Maximum Borrowings Through Money Pool ($)	Maximum Investments in Money Pool ($)
National	n/a	48,500,000
Distribution Corporation	185,200,000	0
Supply Corporation	13,300,000	39,000,000
Horizon Energy	n/a	1,300,000
Highland	21,800,000	0
Leidy	0	900,000
Data-Track	0	500,000
SIP	14,200,000	0
Seneca	0	57,700,000
Horizon LFG	49,500,000	0
NIM	0	0
NFR	0	52,600,000
Power	n/a	0

        The annual interest rates applied to Money Pool borrowings and investments during the Quarter are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

5. GUARANTEES

        During the Quarter, National issued two guarantees on behalf of Seneca in the following amounts: $10,000,000 and $24,000,000. In addition, National issued three guarantees on behalf of NFR in the following amounts: $8,000,000, $4,000,000 and $5,000,000.

        The maximum amount of guarantees and credit support that National had outstanding on behalf of its Subsidiaries at any time during the Quarter was $568,885,754. The guarantees and credit support relate primarily to: (i) obligations under derivative financial instruments, which are included on the consolidated balance sheet in accordance with Statement of Financial Accounting Standards No. 133; (ii) NFR obligations to purchase gas or to purchase gas transportation/storage services where the amounts due on those obligations each month are included on National’s consolidated balance sheet as a current liability; and (iii) other obligations which are reflected on National’s consolidated balance sheet. National believes that the likelihood it would be required to make payments under the guarantees is remote.

6. HEDGING TRANSACTIONS

        During the Quarter, National did not enter into any Interest Rate Hedges or Anticipatory Hedges.

7. CHANGES IN CAPITAL STRUCTURE OF MAJORITY-OWNED NONUTILITY SUBSIDIARIES

      None.

8. NONUTILITY SUBSIDIARY REORGANIZATIONS

        SIP and NIM were dissolved during the Quarter. Also during the Quarter, Seneca and Supply Corporation recorded the transfer of five wells from Seneca to Supply Corporation. Finally, the name of “Upstate Energy Inc.” was changed to “Horizon LFG, Inc.” during April 2004.

9. OTHER ITEMS

        National filed a Form U-6B-2 on March 1, 2004.

        National’s consolidated balance sheet as of March 31, 2004 is included in National’s Form 10-Q for the quarter ended March 31, 2004 and is incorporated herein by reference.

        Distribution Corporation’s balance sheet as of March 31, 2004 is set forth in Exhibit 2 hereto, which is incorporated herein by reference and filed confidentially pursuant to Rule 104(b).

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY By: /s/ P. C. Ackerman P. C. Ackerman Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION CORPORATION By: /s/ D. F. Smith D. F. Smith President

NATIONAL FUEL GAS SUPPLY CORPORATION BY: /s/ D. J. Seeley D. J. Seeley President

HORIZON ENERGY DEVELOPMENT, INC. By: /s/ P. C. Ackerman P. C. Ackerman President

HIGHLAND FOREST RESOURCES, INC. By: /s/ J. A. Beck J. A. Beck President

LEIDY HUB, INC. By: /s/ W. E. DeForest W. E. DeForest President

DATA-TRACK ACCOUNT SERVICES, INC. By: /s/ P. C. Ackerman P. C. Ackerman President

SENECA INDEPENDENCE PIPELINE COMPANY By: /s/ J. Solomon J. Solomon Attorney

SENECA RESOURCES CORPORATION By: /s/ J. A. Beck J. A. Beck President

HORIZON LFG, INC. (FORMERLY UPSTATE ENERGY INC.) By: /s/ B. H. Hale B. H. Hale President

NIAGARA INDEPENDENCE MARKETING COMPANY By: /s/ J. Solomon J. Solomon Attorney

NATIONAL FUEL RESOURCES, INC. By: /s/ D. L. DeCarolis D. L. DeCarolis Vice President and Secretary

HORIZON POWER, INC. By: /s/ B. H. Hale B. H. Hale President

Dated: May 28, 2004

EXHIBIT 1

Money Pool Interest Rates

        The interest rate applied to Money Pool borrowings is the same for all participants that borrow through the Money Pool. The interest rate applied to Money Pool investments is the same for all participants that invest in the Money Pool.

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
1/1/2004	1.21%	1.21%
1/2/2004	1.21%	1.21%
1/3/2004	1.21%	1.21%
1/4/2004	1.21%	1.21%
1/5/2004	1.19%	1.19%
1/6/2004	1.22%	1.22%
1/7/2004	1.22%	1.22%
1/8/2004	1.22%	1.22%
1/9/2004	1.18%	1.18%
1/10/2004	1.18%	1.18%
1/11/2004	1.18%	1.18%
1/12/2004	1.19%	1.19%
1/13/2004	1.14%	1.14%
1/14/2004	1.14%	1.14%
1/15/2004	1.15%	1.15%
1/16/2004	1.12%	1.12%
1/17/2004	1.12%	1.12%
1/18/2004	1.12%	1.12%
1/19/2004	1.12%	1.12%
1/20/2004	1.10%	1.10%
1/21/2004	1.12%	1.12%
1/22/2004	1.15%	1.15%
1/23/2004	1.02%	1.02%
1/24/2004	1.02%	1.02%
1/25/2004	1.02%	1.02%
1/26/2004	1.28%	1.28%
1/27/2004	1.24%	1.24%
1/28/2004	1.15%	1.15%
1/29/2004	1.16%	1.16%
1/30/2004	1.16%	1.16%
1/31/2004	1.16%	1.16%

Exhibit 1 (cont.)

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
2/1/2004	1.16%	1.16%
2/2/2004	1.18%	1.18%
2/3/2004	1.17%	1.17%
2/4/2004	1.16%	1.16%
2/5/2004	1.15%	1.15%
2/6/2004	1.16%	1.16%
2/7/2004	1.16%	1.16%
2/8/2004	1.16%	1.16%
2/9/2004	1.14%	1.14%
2/10/2004	1.14%	1.14%
2/11/2004	1.15%	1.15%
2/12/2004	1.15%	1.15%
2/13/2004	1.15%	1.15%
2/14/2004	1.15%	1.15%
2/15/2004	1.15%	1.15%
2/16/2004	1.15%	1.15%
2/17/2004	1.15%	1.15%
2/18/2004	1.15%	1.15%
2/19/2004	1.15%	1.15%
2/20/2004	1.15%	1.15%
2/21/2004	1.15%	1.15%
2/22/2004	1.15%	1.15%
2/23/2004	1.14%	1.14%
2/24/2004	1.14%	1.14%
2/25/2004	1.17%	1.17%
2/26/2004	1.16%	1.16%
2/27/2004	1.15%	1.15%
2/28/2004	1.15%	1.15%
2/29/2004	1.15%	1.15%

Exhibit 1 (cont.)

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
3/1/2004	1.15%	1.15%
3/2/2004	1.15%	1.15%
3/3/2004	1.14%	1.14%
3/4/2004	1.15%	1.15%
3/5/2004	1.13%	1.13%
3/6/2004	1.13%	1.13%
3/7/2004	1.13%	1.13%
3/8/2004	1.13%	1.13%
3/9/2004	1.13%	1.13%
3/10/2004	1.12%	1.12%
3/11/2004	1.12%	1.13%
3/12/2004	1.13%	1.13%
3/13/2004	1.13%	1.13%
3/14/2004	1.13%	1.13%
3/15/2004	1.16%	1.16%
3/16/2004	1.16%	1.16%
3/17/2004	1.18%	1.18%
3/18/2004	1.19%	1.19%
3/19/2004	1.13%	1.13%
3/20/2004	1.13%	1.13%
3/21/2004	1.13%	1.13%
3/22/2004	1.13%	1.13%
3/23/2004	1.13%	1.13%
3/24/2004	1.14%	1.14%
3/25/2004	1.21%	1.21%
3/26/2004	1.19%	1.19%
3/27/2004	1.19%	1.19%
3/28/2004	1.19%	1.19%
3/29/2004	1.19%	1.19%
3/30/2004	1.15%	1.15%
3/31/2004	1.15%	1.15%